May 9, 2013

VIA EDGAR TRANSMISSION

AND HAND DELIVERY

Russell Mancuso, Esq., Joseph McCann, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Gardner Denver, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 15, 2013
File No. 001-13215

Dear Messrs. Mancuso and McCann:

I am writing on behalf of Gardner Denver, Inc. (“Gardner Denver” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 3, 2013 (the “Comment Letter”) relating to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”). Set forth below are Gardner Denver’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Gardner Denver.

Concurrently with this letter, Gardner Denver is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff as well as general updates to the proxy. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Amended Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Preliminary Proxy Statement.

For your convenience, we have enclosed copies of the Amended Preliminary Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

Background of the Merger, page 31

1.	For each party that provided an indication of interest, please disclose why the Board decided not to send a follow-up letter or an invitation to the “second round.” Also:

•

With a view toward disclosure, please tell us about any contact you had with the parties after the Board decided not to send a follow-up letter or invitation to the “second round”—other than the contact that you disclose in this section.

•	Clarify how you identified the 18 potential bidders you instructed your advisor to contact on October 5, 2012. Also, tell us whether any other parties contacted you.

•	Tell us why you believe you need not disclose the identity of Party A so that shareholders can evaluate your statements regarding the Board’s concerns about Party A’s proposal.

Response: With respect to the Staff’s first three comments, the Company has modified its disclosure in response to such comments. Please refer to pages 31, 33 and 34 for the revised disclosure.

        With respect to disclosing the identity of Party A, the Company does not believe that disclosure of Party A’s identity would be material to a shareholder’s voting decision. First, neither Party A nor the Company had completed their respective due diligence investigations, nor did the Company’s discussions with Party A reach the point of an agreement, arrangement or understanding on price or other key terms; accordingly there was never an agreement with Party A for the Company’s shareholders to consider. Second, there is no transaction with Party A for the shareholders to consider now as an alternative to the proposed transaction with KKR, as Party A has not made any subsequent proposal to the Company and the Company has no reason to believe that Party A has any intention of making any such proposal. Finally, the Company has already disclosed that Party A is a publicly traded entity, and has disclosed the implied value and consideration mix reflected in Party A’s proposals. However, in this regard, the Company has added disclosure on page 31 of the proxy statement regarding Party A, including that it is a corporation and is listed on the New York Stock Exchange. As such, the Company does not believe that the identity of Party A is an important fact for shareholders in assessing how to vote on the proposed transaction with KKR. Furthermore, the Company respectfully notes for the Staff that it is a party to a customary confidentiality agreement between the Company and Party A, which restricts the Company’s ability to disclose the identity of Party A as a potential bidder for the Company without Party

Russell Mancuso, Esq., Joseph McCann, Esq.

May 9, 2013

A’s prior written consent. As a result, disclosure of Party A’s identity could result in harm to the Company and its shareholders.

Legal Proceedings Regarding the Merger, page 81

2.	Please provide us with copies of all complaints filed in lawsuits related to the proposed merger.

Response: The Company is furnishing to the Staff copies of the complaints filed in lawsuits related to the proposed merger on a supplemental basis.

As requested in the Comment Letter, the Company is simultaneously providing the Commission with a written statement containing the acknowledgments requested by the Commission in such letter.

***

Russell Mancuso, Esq., Joseph McCann, Esq.

May 9, 2013

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (610) 249-2005.

Very truly yours, GARDNER DENVER, INC.

By:	/s/ Brent A. Walters
	Name:	Brent A. Walters, Esq.
	Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary

cc:	Michael M. Larsen
Stephen F. Arcano, Esq.
Richard J. Grossman, Esq.